Exhibit 99.1

Execution Version

27 June, 2025

LANVIN GROUP HOLDINGS LIMITED 复朗集团

MERITZ SECURITIES CO., LTD.

SHARE BUYBACK AGREEMENT

in relation to the shares of

LANVIN GROUP HOLDINGS LIMITED 复朗集团

Contents

Clause	Page

Recitals	1

1.	Share Buyback	2
2.	Closing	2
3.	Loan Note	3
4.	Post-Closing	3
5.	Termination of Amended Relationship Agreement and consent to withdrawal	3
6.	Warranties	3
7.	Conditions to Closing	4
8.	Taxes	5
9.	Costs and expenses	6
10.	Confidentiality	7
11.	Assignment	7
12.	Further Assurances	7
13.	Notices	7
14.	Whole Agreement	9
15.	Waivers, Rights and Remedies	9
16.	Counterparts	9
17.	Variations	9
18.	Invalidity and Conflicts	9
19.	Third Party Enforcement Rights	9
20.	Governing Law and Jurisdiction	9
21.	Remedies	10

This Share Buyback Agreement (Agreement) is dated 27 June, 2025

Parties

1.	Lanvin Group Holdings Limited 复朗集团, an exempted company incorporated in the Cayman Islands with company number 382280 and its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (PubCo); and

2.	Meritz Securities Co., Ltd., a corporation incorporated under the laws of the Republic of Korea (Korea) having its principal office at Three IFC, 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Korea 07326 (Investor),

(each a Party in this Agreement and together, the Parties).

Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 4 (Definitions and Interpretation).

Recitals

(A)	PubCo, Fosun Fashion Group (Cayman) Limited (FFG) and Investor entered into a share subscription agreement, dated October 16, 2022, pursuant to which FFG issued, and Investor subscribed for, 18,569,282 ordinary shares, par value EUR1.00 per share, of FFG (the FFG Subscription Shares) at subscription price of US$49,999,999 and one (1) preferred collateral share of FFG (the Collateral Share) at subscription price of US$1.

(B)	Upon closing of the mergers and other transactions pursuant to a business combination agreement, dated March 23, 2022, among PubCo, Primavera Capital Acquisition Corporation, FFG and certain other parties thereto on December 14, 2022, the Collateral Share was cancelled in exchange for one (1) convertible preference share of PubCo (the Convertible Preference Share) and the FFG Subscription Shares were exchanged to 4,999,999 Ordinary Shares of PubCo and listed on the New York Stock Exchange (trading symbol: LANV) (the Exchanged Shares).

(C)	On December 1, 2023, the Parties entered into a share buyback and subscription agreement (the SBSA), pursuant to which PubCo (i) repurchased from Investor all the Exchanged Shares and the Convertible Preference Share held by the Investor and (ii) issued to Investor 19,050,381 Ordinary Shares of PubCo (Subscription Shares) at a total subscription price equal to US$69,473,260.

(D)	Concurrently with signing of the SBSA, on December 1, 2023, the Parties entered into an amended and restated relationship agreement (the Amended Relationship Agreement), amending and restating the relationship agreement, dated October 19, 2022, as amended on April 14, 2023, between the Parties, which set out the rights and obligations of the Parties in connection with the Subscription Shares.

(E)	On April 30, 2024, the Parties entered into a side letter to the Amended Relationship Agreement, pursuant to which PubCo repurchased from the Investor, and the Investor transferred and sold to PubCo, 5,245,648 Subscription Shares in four tranches at a total purchase price of US$20,000,000.

(F)	As of the date hereof, the Investor holds 13,804,733 Subscription Shares issued by PubCo pursuant to the SBSA. PubCo hereby wishes to repurchase from the Investor, and Investor wishes to sell and surrender to PubCo, all remaining Subscription Shares held by Investor, pursuant to the terms and conditions of this Agreement.

IT IS NOW AGREED:

1.	Share Buyback

Subject to the terms and conditions of this Agreement, Investor shall sell and surrender to PubCo, and PubCo shall repurchase from Investor, 13,804,733 Ordinary Shares held by the Investor (the Repurchase Shares), free and clear from any Encumbrance (other than those arising under applicable securities Laws) upon Closing and with all rights, title and interest attaching thereto (the Transaction) at an aggregate purchase price of EUR48,091,106 (the Repurchase Price).

2.	Closing

2.1	The Closing shall take place on the date of this Agreement, provided that all the conditions set forth in clause 7 have been satisfied or waived, other than those conditions that by their nature are to be satisfied at the Closing, or such other date (a) mutually agreed by PubCo and Investor in writing, or (b) duly notified and deferred in accordance with clause 2.4(b) (the Closing Date).

2.2	At or prior to the Closing Date, each of PubCo and Investor shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that Party in Part A or Part B of Schedule 1 (Closing and Post-Closing Arrangements), as applicable.

2.3	Neither PubCo (on the one hand) nor Investor (on the other) is obliged to complete the Transaction in accordance with this Agreement (or the payment of the Repurchase Price) unless the other Party has complied with all of its relevant obligations in the respective Part A or Part B of Schedule 1 (Closing and Post-Closing Arrangements), as applicable.

2.4	If at Closing, either PubCo (on the one hand) or Investor (on the other) fails to comply with any of its obligations as set out in the respective Part A or Part B of Schedule 1 (Closing and Post-Closing Arrangements), as applicable, then the non-defaulting Party shall be entitled (in addition to and without prejudice to other rights and remedies available), solely to the extent that such non-defaulting Party is not then in breach of any representation or warranty, covenant or other agreement in this Agreement in any material respect, by written notice to the Party in default on the date Closing would otherwise have taken place, to:

(a)	require Closing to take place so far as practicable having regard to the defaults which have occurred;

(b)	notify the Party in default of a new date for Closing in which case the provisions of this clause 2 (Closing) (other than this clause 2.4) and Part A and Part B of Schedule 1 (Closing and Post-Closing Arrangements) shall apply to Closing as so deferred; or

(c)	terminate this Agreement (other than the Surviving Provisions), provided that such termination shall not affect any accrued rights or liabilities of any Party in respect of damages for non-performance of any obligation falling due for performance prior to such termination.

2.5	If, in accordance with clause 2.4(b), Closing is deferred and at such deferred Closing a Party fails to comply with its obligations in the respective Part A or Part B of Schedule 1 (Closing and Post-Closing Arrangements), the non-defaulting Party shall have the right as set out in clauses 2.4(a) to 2.4(c) (inclusive) as if references to “Closing” were references to the deferred Closing, but in any event, the Closing shall not be deferred more than twice under clause 2.4(b).

3.	Loan Note

3.1	Subject to and upon the Closing, PubCo agrees to issue and sell to Investor, and Investor agrees to subscribe for and purchase from PubCo, a Loan Note with an aggregate principal amount equal to the Repurchase Price, in each case subject to the terms and conditions therein.

3.2	The Repurchase Price payable by PubCo to Investor shall be offset in its entirety against the issuance of the Loan Note by PubCo to Investor at the Closing.

3.3	Subject to and following the Closing, each Party agrees to comply with, and be subject to and bound by, the terms and conditions set forth in the Loan Note.

4.	Post-Closing

Subject to and following the Closing, Investor shall promptly, and in any event within one (1) Business Day after the Closing Date, mail the original copy of the stock power referenced in paragraph (a) of Part B of Schedule 1 (Closing and Post-Closing Arrangements) to the Transfer Agent and send the tracking number for such mail to the Transfer Agent.

5.	Termination of Amended Relationship Agreement and consent to withdrawal

5.1	Subject to and upon the Closing, the Amended Relationship Agreement shall terminate with immediate effect, and each Party shall waive any claims for breach of such agreement by the other Party.

5.2	Investor acknowledges and consents to the withdrawal of the 81,542,487 shares of FTG in the Charged Securities Account from CCASS on 16 May 2025, and waives any claims for breach of the Existing Account Security Agreement arising as a result of such withdrawal.

6.	Warranties

6.1	Subject to the matters disclosed in the SEC Filings, PubCo represents and warrants to Investor as at the date of this Agreement and at the Closing Date in the terms of the PubCo Warranties. Each of the PubCo Warranties shall be construed as a separate and independent warranty.

6.2	To the extent permitted by applicable Law, PubCo shall promptly disclose to Investor any matter or thing which arises or of which it becomes aware after entering into this Agreement which is inconsistent with or a breach of any of the PubCo Warranties or which will or may be a breach of any PubCo Warranty when they are repeated at Closing.

6.3	Subject to the matters as disclosed in the SEC Filings, Investor may claim that any of the PubCo Warranties is or was untrue or misleading or has or had been breached even if Investor discovered on or before entering into this Agreement or before Closing that the PubCo Warranty in question was untrue, misleading or had been breached.

6.4	Investor represents and warrants to PubCo as at the date of this Agreement and at the Closing Date in the terms of the Investor Warranties. Each of the Investor Warranties shall be construed as a separate and independent warranty.

7.	Conditions to Closing

7.1	Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transaction shall be conditioned on there being no Law in effect on the Closing Date restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Transaction.

7.2	Conditions to the Obligations of Investor. The obligations of Investor to consummate the Transaction shall be subject to the fulfilment, at or prior to the Closing, of the following conditions:

(a)	each of the representations and warranties in Schedule 2 shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specific date, which shall be true and correct in all material respects as of that specific date); and

(b)	PubCo shall have duly performed and complied with, in all material respects, all covenants required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

7.3	Conditions to the Obligations of PubCo. The obligations of PubCo to consummate the Transaction shall be subject to the fulfilment, at or prior to the Closing, of the following conditions:

(a)	each of the representations and warranties in Schedule 3 shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specific date, which shall be true and correct in all material respects as of that specific date); and

(b)	Investor shall have duly performed and complied with, in all material respects, all covenants required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

8.	Taxes

8.1	Except as otherwise provided in the Loan Note Conditions, each Party shall be responsible for and bear its own Tax imposed, levied, assessed or incurred on or by the Party for or in connection with the execution and performance of the Finance Documents.

8.2	If PubCo or any of its directors, officers, employees, and agents, or any Person who controls PubCo (the Company Party) becomes aware that PubCo or any intermediary may be required under applicable Laws to deduct or withhold any amount due to Investor under the Finance Documents for Tax that may be payable by Investor, through:

(a)	receipt of opinion or advice from reputable counsel to PubCo to the effect that PubCo or any intermediary is required to make such deduction or withholding under applicable Laws;

(b)	any notice, letter or other written or verbal query from or being otherwise approached by any Governmental Entity in respect of any Tax that may be payable by Investor that are required to be deducted or withheld by PubCo or any intermediary in accordance with applicable Laws; or

(c)	other means by which such Company Party has obtained such knowledge

(the Supporting Materials),

PubCo shall, within two (2) Business Days of the earliest date on which PubCo receives or becomes aware of any one of the Supporting Materials, deliver written notice to Investor (the Relevant Notice) inviting Investor to engage in prior consultation with PubCo in connection with the deduction or withholding of such Tax by PubCo together with supporting materials including, to the extent received by PubCo as of the date of such Relevant Notice,

(i)	in the case of subsection (a) above, a copy of such opinion or advice,

(ii)	in the case of subsection (b) above, a copy of such notice, letter or written query, or in the event such query is received verbally or otherwise, a written summary thereof; and

(iii)	in the case of subsection (c) above, a copy of the document if such means are in written form, or if verbal form or otherwise, a written summary thereof;

provided, that if any of (a), (b) or (c) are received by PubCo (including any updates or amendments thereto) after the Relevant Notice is delivered, PubCo shall deliver a copy, or written summary, as the case may be, within two (2) Business Days of receipt, in each case;

provided further, that delivery of materials to Investor as required under this clause 8.2 shall in each case be subject to clause 8.5 below.

8.3	Following the delivery of the Relevant Notice, PubCo shall engage in prior consultation with Investor in good faith for a reasonable period which shall not exceed twenty (20) Business Days following the delivery of the Relevant Notice, subject to extension upon PubCo’s consent (which shall not be unreasonably withheld, conditioned or delayed by PubCo), upon Investor’s reasonable request, to discuss material issues arising out of any Supporting Materials (if extended in accordance with the foregoing, such period as extended, the Consultation Period); provided that, notwithstanding the foregoing, such Consultation Period shall expire on the date that falls two (2) Business Days immediately prior to the date that the relevant payment obligation of PubCo becomes due in accordance with the Loan Note Conditions.

8.4	PubCo agrees and undertakes to consider in good faith, any reasonable comments or requests given by Investor or its Representatives during the Consultation Period, including with respect to a reduction of the applicable deduction or withholding.

8.5	PubCo shall be permitted to withhold any information that would otherwise be provided in the Relevant Notice or in the Supporting Materials as required under clause 8.2 above, if provision of such information to Investor will result in PubCo breaching any confidentiality requirement under applicable Laws; provided, however that, PubCo shall notify Investor that information has been withheld in lieu of providing such information as required under clause 8.2 above.

8.6	PubCo agrees to indemnify and hold harmless Investor, its Affiliates, directors, officers, employees, and agents, or any Person who controls Investor from and against any additional Tax levied or imposed against Investor which would not be levied or imposed against Investor had PubCo complied with clause 8.2 above, and all related losses, claims, damages, penalties, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, any reasonable and documented attorneys’ fees and expenses incurred in connection with defending or investigating any such Tax, action or claim).

9.	Costs and expenses

9.1	Promptly after Closing, PubCo shall pay or reimburse the Investor (or its designee, as applicable) an amount equal to the lower of (a) US$75,000 and (b) 50% of all fees, expenses and costs of Investor incurred in connection with the transactions contemplated under this Agreement (including, without limitation, any fees, expenses and costs incurred in connection with any prior negotiation, communication or actual or potential disagreement or dispute between Investor and PubCo in connection with the Subscription Shares or the subject matter of this Agreement and/or the Amended Relationship Agreement) within two (2) Business Day after the Closing Date, provided that the Investor has provided the Company with relevant invoices.

9.2	Subject to clause 9.1, each Party shall bear all of its own costs and expenses (including legal fees) incurred by it in connection with the negotiation, preparation, printing, execution, syndication and perfection of:

(a)	the Loan Note and any other documents referred to in the Loan Note Conditions and the Transaction Security (as defined in the Loan Note); and

(b)	any other Finance Documents executed after the Closing Date.

10.	Confidentiality

Each Party shall (and shall ensure that each of its Representatives shall) maintain information related to negotiations leading to this Agreement and the Loan Note in confidence and not disclose such information to any Person (other than its Representatives) unless:

(a)	disclosure is required by applicable Law or by any stock exchange or any regulatory, governmental or antitrust body having applicable jurisdiction (provided that the disclosing Party shall first inform the other Party of its intention to disclose such information and take into account the reasonable comments of the other Party);

(b)	disclosure is necessary in connection with the management of the Tax affairs of a Party or its Affiliates;

(c)	disclosure is of information which was lawfully in the possession of that Party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy before its being received from the other Party;

(d)	disclosure is of information which has previously become publicly available other than through that Party’s action or failure to act (or that of its Representatives);

(e)	disclosure is required or requested for the purpose of any arbitral or judicial proceedings to which the disclosing Party is a party; or

(f)	the other Party approved such disclosure in writing.

11.	Assignment

Unless the Parties specifically agree in writing, no Person shall assign, transfer, hold on trust or encumber all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in any of them. Any purported assignment in contravention of this clause 11 (Assignment) shall be void.

12.	Further Assurances

12.1	Each Party shall execute, or procure the execution of, such further documents as may be required by applicable Law or be necessary to implement and give effect to this Agreement and the Loan Note.

12.2	Each Party shall procure that its Representatives comply with all obligations under this Agreement that are expressed to apply to any such Representatives.

13.	Notices

13.1	Any notice to be given by one Party to the other Party in connection with this Agreement or the Loan Note shall be in writing in English and signed by or on behalf of the Party giving it. It shall be delivered by hand, email, registered post or courier using an internationally recognized courier company.

13.2	A notice shall be effective upon receipt and shall be deemed to have been received: (a) at the time of delivery, if delivered by hand, registered post or courier; or (b) at the time of transmission, if delivered by email. Where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

13.3	The addresses and email addresses of the Parties for the purpose of clause 13.1 are:

PubCo	Address:	Email:

For the attention of: Gong CHENG	4F, 168 Jiujiang Road, Carlowitz & Co, Huangpu District, Shanghai 200001, China	roy.cheng@lanvin-group.com

With a copy to: Freshfields:

For the attention of: Philip Li	55th Floor, One Island East, Taikoo Place Quarry Bay, Hong Kong	philip.li@freshfields.com

Investor	Address:	Email:

For the attention of: Ethan Lee Hobin Whang	Three IFC, 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, 07326, Korea	sanghwan.lee@meritz.co.kr hobin.whang@meritz.co.kr

with a copy to: Davis Polk & Wardwell

For the attention of: Miranda So Samuel Kang	Level 10 Hong Kong Club Building 3A Chater Road Hong Kong SAR	miranda.so@davispolk.com samuel.kang@davispolk.com

with a copy to: Shin & Kim

For the attention of: Soo-Kyun Lee James Kang	D-Tower (D2) 17 Jongno 3-gil Jongno-gu, Seoul 03155 Republic of Korea	sklee@shinkim.com jameskang@shinkim.com

13.4	Each Party shall notify the other Party in writing of a change to its details in clause 13.3 from time to time.

14.	Whole Agreement

14.1	This Agreement sets out the whole agreement between the Parties in respect of the Transaction and supersede any previous draft, agreement, arrangement or understanding, whether in writing or not, relating to the Transaction.

14.2	Nothing in this clause 14 (Whole Agreement) shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

15.	Waivers, Rights and Remedies

Except as expressly provided in this Agreement, no failure or delay by any Party in exercising any right or remedy relating to this Agreement shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

16.	Counterparts

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

17.	Variations

No variation, deletion, supplement, amendment or replacement of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of both Parties.

18.	Invalidity and Conflicts

Each of the provisions of this Agreement and the Loan Note is severable. If any such provision is held to be or becomes invalid or unenforceable under the applicable Law of any jurisdiction, the Parties shall use all reasonable efforts to replace it with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

19.	Third Party Enforcement Rights

Except as expressly stipulated in this Agreement, this Agreement shall not grant any right to Persons who are not a party to this Agreement.

20.	Governing Law and Jurisdiction

20.1	Subject to clause 20.2, this Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the laws of any other jurisdiction.

20.2	Clause 3 (Loan Note), other than clause 3.2, is governed by Hong Kong law.

20.3	In the event of any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof, or any dispute regarding non-contractual obligations arising out of or relating to it, the Parties shall use best efforts to resolve such dispute, controversy or claim amicably through discussions in good faith. If the Parties fail to resolve such dispute, controversy or claim amicably within thirty (30) days of the occurrence thereof, the Parties shall submit to arbitration. Any such dispute shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre under the Arbitration Rules of the Singapore International Arbitration Centre (SIAC Rules) for the time being in force. For the purpose of such arbitration, there shall be three (3) arbitrators appointed, and each of the claimant and the respondent shall appoint one (1) arbitrator and each such appointed arbitrator shall agree upon and appoint the third (3rd) arbitrator. If the two (2) appointed arbitrators are unable to agree on a third (3rd) arbitrator, the third (3rd) arbitrator shall be appointed in accordance with the SIAC Rules. The seat of arbitration shall be in Singapore and the language of the arbitration shall be English. The arbitration shall be the sole and exclusive forum for resolution of any such dispute, controversy or claim and a decision rendered by the arbitral tribunal in such proceedings shall be final and binding on the Parties, without right of appeal. No Party shall disclose or permit the disclosure of any information about the evidence adduced or the documents produced by another Party in the arbitration proceedings or about the existence, contents or results of the proceeding except as may be required by a Governmental Entity or Governmental Order or as required in an action in aid of arbitration or for enforcement of an arbitral award. Notwithstanding anything to the contrary herein, this clause 20.3 shall be without prejudice to the right of any Party to seek interim relief pursuant to clause 21, at any time before and after the arbitration tribunal has been appointed, up until when the tribunal has made its final award, to prevent the continuation of an actual breach or a threatened breach of this Agreement.

21.	Remedies

The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law, in equity, in contract, in tort or otherwise. The Parties acknowledge and agree that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. The Parties further acknowledge that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party further agrees that in the event of any action by the other Party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Schedule 1
Closing and Post-Closing Arrangements

Part A   PubCo Closing Obligations

At Closing, PubCo shall:

(a)	deliver or ensure that there is delivered to Investor (to the extent not delivered prior to Closing) a copy of PubCo’s board resolutions having approved (i) the Transaction, (ii) the execution and performance of this Agreement and the Finance Documents to which it is a party, and (iii) the issuance of the Loan Note to Investor and the execution of and performance of its obligations under the Loan Note Certificate (including the Loan Note Conditions) issued to Investor;

(b)	deliver or ensure that there is delivered to Investor (to the extent not delivered prior to Closing) a copy of FIL’s executive committee resolutions having approved the Account Security Agreement, the FTG Share Security Agreement and other Finance Documents to which it is a party and the performance of FIL’s obligations thereunder;

(c)	issue to Investor the Loan Note Certificate, record the title of ownership of the Loan Note in the Register and provide Investor with a copy of the Register;

(d)	deliver or ensure that there is delivered to Investor (to the extent not delivered prior to Closing) a certified true copy of the certificate of incorporation, certificate(s) of incorporation on change of name (if any), the current memorandum and articles of association, the current register of directors, extract of the current register of members showing all Ordinary Shares held by Investor, a recent certificate of incumbency and a recent certificate of good standing of PubCo; and

(e)	deliver to Investor the following documents:

(i)	the Account Security Agreement substantially in the form of Schedule 7 (Form of Account Security Agreement) duly executed by FIL; and

(ii)	the FTG Share Security Agreement substantially in the form of Schedule 8 (Form of FTG Share Security Agreement) duly executed by FIL.

Part B   Investor Closing Obligations

At Closing, Investor shall:

(a)	deliver a scanned copy of an executed irrevocable stock power to the Transfer Agent instructing the Transfer Agent to transfer the Repurchase Shares to PubCo;

(b)	take the following actions in connection with the release, reassignment or discharge (as appropriate) of the security interests created under the Existing Account Security Agreement:

(i)	executing and delivering to PubCo a deed of release substantially in the form of Part A of Schedule 6 (Form of Deed of Release) duly executed by Investor;

(ii)	executing and delivering to the Account Bank a “Discharge Notice” (in the form set out in appendix 3 to the Conditions of Consent to Account Charge dated 14 December 2023 entered into between FIL, Investor and the Account Bank); and

(iii)	making, or assisting in making, a Form NM2 filing with the Hong Kong Companies Registry; and

(c)	take the following actions in connection with the release, reassignment or discharge (as appropriate) of the security interests created under the Existing Cash Account Charge:

(i)	executing and delivering to PubCo a deed of release substantially in the form of Part B of Schedule 6 (Form of Deed of Release); and

(ii)	executing and delivering to the Account Bank a “Discharge Notice” (in the form set out in appendix 3 to the “Conditions of Consent to Account Charge” dated 14 December 2023 entered into between FFG, Investor and the Account Bank).

Schedule 2
PubCo Warranties

1.	PubCo is validly incorporated, in existence, in good standing and duly registered under the Laws of its jurisdiction of incorporation and has full power to conduct its business as conducted at the date of this Agreement.

2.	PubCo has obtained all corporate authorizations and all other governmental, statutory, regulatory or other consents, licenses and authorizations required to enter into and perform its obligations under this Agreement, the Loan Note Certificate and the Finance Documents to which it is a party.

3.	Entry into and performance by PubCo of this Agreement, the Loan Note Certificate and the Finance Documents to which it is a party will not: (a) breach any provision of its constitutional documents; or (b) result in a breach of any applicable Laws in its jurisdiction of incorporation, or any applicable order, decree or judgment of any court or any Governmental Entity.

4.	This Agreement, the Loan Note Certificate and the Finance Documents to which it is a party when executed will constitute valid and binding obligations of PubCo, enforceable against PubCo in accordance with their terms, except as such enforceability may be limited by bankruptcy insolvency, reorganization, moratorium, and similar Laws affecting creditors generally and by the availability of equitable remedies.

5.	No bankruptcy, insolvency or judicial composition proceedings concerning PubCo has been applied for. So far as PubCo is aware, no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings concerning PubCo nor do any circumstances exist according to any applicable bankruptcy or insolvency Laws which would justify the avoidance of this Agreement, the Loan Note Certificate or any Finance Document to which it is a party.

6.	Neither PubCo nor any of its Representatives are Sanctions Targets, or act directly or indirectly on behalf of any Sanctions Target. Neither PubCo nor its subsidiaries are incorporated, located, resident or carrying on a trade or business in a Sanctioned Country. So far as PubCo is aware, PubCo and its subsidiaries are in compliance with all applicable Sanctions and is not engaged in any activities that would reasonably be expected to result in it being designated as a Sanctions Target.

Schedule 3
Investor Warranties

1.	Investor is validly incorporated, in existence, in good standing and duly registered under the Laws of its jurisdiction of incorporation and has full power to conduct its business as conducted at the date of this Agreement.

2.	Investor has obtained all corporate authorizations and all other governmental, statutory, regulatory or other consents, licenses and authorizations required to enter into and perform its obligations under this Agreement.

3.	Entry into and performance by Investor of this Agreement will not: (a) breach any provision of its constitutional documents; or (b) result in a breach of any applicable Laws in its jurisdiction of incorporation, or any applicable order, decree or judgment of any court or any Governmental Entity.

4.	This Agreement will, when executed, constitute valid and binding obligations of Investor, enforceable against Investor in accordance with its terms, except as such enforceability may be limited by bankruptcy insolvency, reorganization, moratorium, and similar Laws affecting creditors generally and by the availability of equitable remedies.

5.	Investor is (a) the sole legal and beneficial owner of the Repurchase Shares, free and clear from all Encumbrances (other than those arising under applicable securities Laws); and (b) entitled to transfer or procure the transfer of the full ownership of the Repurchase Shares to PubCo on the terms set out in this Agreement.

6.	No bankruptcy, insolvency or judicial composition proceedings concerning Investor has been applied for. So far as Investor is aware, no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings concerning Investor nor do any circumstances exist according to any applicable bankruptcy or insolvency Laws which would justify the avoidance of this Agreement.

7.	Neither Investor nor any of its Representatives are Sanctions Targets, or act directly or indirectly on behalf of any Sanctions Target. Investor is not incorporated, located, resident or carrying on a trade or business in a Sanctioned Country. So far as Investor is aware, Investor is in compliance with all applicable Sanctions and is not engaged in any activities that would reasonably be expected to result in it being designated as a Sanctions Target.

Schedule 4
Definitions and Interpretation

1.	Definitions. In this Agreement, the following words and expressions shall have the following meanings:

Account Bank means Citibank, N.A., Hong Kong Branch;

Account Security Agreement has the meaning given in the Loan Note;

Affiliate means, in relation to any Party, any subsidiary or parent company of that Party and any subsidiary of any such parent company, in each case from time to time;

Amended Relationship Agreement has the meaning given in the Recitals of this Agreement;

Business Day means a day (excluding Saturday or Sunday and public holidays in Korea, the PRC, Hong Kong and Cayman Islands) on which commercial banks in Korea, the PRC, Hong Kong and Cayman Islands are generally open for business;

CCASS means Central Clearing and Settlement System established and operated by the Hong Kong Securities Clearing Company Limited;

Charged Securities Account means the securities account in the name of FIL held with the Account Bank with account number 5064830000;

Closing means completion of the Transaction in accordance with the provisions of this Agreement;

Closing Date has the meaning given in clause 2.1;

Collateral Share has the meaning given in the Recitals of this Agreement;

Company Party has the meaning given in clause 8.2;

Convertible Preference Share has the meaning given in the Recitals of this Agreement;

Encumbrance means a mortgage, charge, pledge, lien, option, restriction, right of first offer, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of agreement or arrangement having similar effect;

Exchanged Shares has the meaning given in the Recitals of this Agreement;

Existing Account Security Agreement means the account security agreement dated 14 December 2023 entered into by FIL and Investor;

Existing Cash Account Charge means the cash account charge dated 14 December 2023 entered into by FFG and Investor;

FFG has the meaning given in the Recitals of this Agreement;

FFG Subscription Shares has the meaning given in the Recitals of this Agreement;

FIL means Fosun International Limited, a company incorporated in Hong Kong with its registered address at Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong;

Finance Document has the meaning given in the Loan Note;

FTG means Fosun Tourism Group, an exempted company incorporated in the Cayman Islands with company number 315519 and its registered address at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street P.O. Box 10240 Grand Cayman KY1-1002 Cayman Islands;

FTG Share Security Agreement has the meaning given in the Loan Note;

Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, importing or other governmental or quasi-governmental authority;

Governmental Order means any judgment, decision, ruling, decree, order, settlement, injunction, writ, stipulation, determination or award of any Governmental Entity;

Hong Kong means the Hong Kong Special Administrative Region of the People’s Republic of China;

Investor Warranties means the warranties given by Investor as set out in Schedule 3;

Law(s) means any law, statute, ordinance, rule, regulation, listing rules, stock exchange rules and regulations, code, Governmental Order or other requirement as enacted, issued, promulgated, enforced or entered by a Governmental Entity and having a legally binding effect;

Loan Note means the loan note to be issued by PubCo to Investor on the Closing Date and represented by a certificate substantially in the form set out in Schedule 5 (Form of Certificate of Loan Note) (the Loan Note Certificate) including the conditions endorsed on such certificate (the Loan Note Conditions);

Ordinary Shares means the ordinary shares of PubCo, par value US$0.000001;

parent company means any company that in relation to another company (its subsidiary):

(a)	holds a majority of the voting rights in the subsidiary;

(b)	is a member of the subsidiary and has the right to appoint or remove a majority of its board of directors;

(c)	is a member of the subsidiary and controls a majority of the voting rights in it under an agreement with the other members; or

(d)	has the right to exercise a dominant influence over the subsidiary under the subsidiary’s articles or a contract authorized by them,

in each case whether directly or indirectly through one or more companies;

Participating Member State means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

Person means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization, any other legal entity, government or any agency or political subdivisions thereof, or any group comprised of two (2) or more of the foregoing;

PRC means the People’s Republic of China, for the sole purpose of this Agreement, excluding Hong Kong, Macau, and Taiwan;

PubCo Warranties means the warranties given by PubCo as set out in Schedule 2;

Register means the register of the Loan Note maintained by PubCo;

Relevant Notice has the meaning given in clause 8.2;

Representatives means, in relation to a Party, its respective Affiliates and advisors;

Repurchase Price has the meaning given in clause 1;

Repurchase Shares has the meaning given in clause 1;

Sanctioned Country means any country or territory that is, or whose government is, the subject or target of comprehensive territorial based Sanctions;

Sanctions means any trade or economic sanctions, laws, regulations, embargoes or restrictive measures administered, enacted or enforced by a Sanctions Authority;

Sanctions Authority means:

(a)	the United Nations (as a whole and not its individual members), including the United Nations Security Council;

(b)	the United States, including the United States Department of Treasury Office of Foreign Assets Control, the United States Department of Commerce Bureau of Industry and Security and the United States Department of State,

(c)	the European Union (as a whole and not its individual member states);

(d)	the United Kingdom, including the Office of Financial Sanctions Implementation of His Majesty’s Treasury; or

(e)	any other relevant national or supra-national Governmental Entity with jurisdiction over the relevant Party,

in each case, including the respective governmental institutions, departments and agencies of any of the foregoing which administers or enforces Sanctions;

Sanctions Target means any Person, vessel or aircraft with which dealings are restricted or prohibited by any Sanctions;

SEC Filings means the annual report on Form 20-F filed by PubCo with the Securities and Exchange Commission of the United States on April 20, 2023;

SIAC Rules has the meaning given in clause 20.3;

Subscription Shares has the meaning given in Recital of this Agreement;

Supporting Materials has the meaning given in clause 8.2;

Surviving Provisions means 10 (Confidentiality), 11 (Assignment), 13 (Notices), 15 (Waivers, Rights and Remedies), 17 (Variations), 19 (Third Party Enforcement Rights) and 20 (Governing Law and Jurisdiction), and Schedule 4 (Definitions and Interpretation);

Tax means: (i) taxes on income, profits and gains; and (ii) all other taxes, levies, duties, imposts, charges and withholdings of any fiscal nature, including any excise, property, capital, value added, sales, use, occupation, transfer, franchise and payroll taxes and any social security or social fund contributions, and any payment which the relevant Person may be or become bound to make to any Person as a result of the discharge by that Person of any tax which the relevant Person has failed to discharge, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them, and regardless of whether such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant Person or any other Person and of whether any amount in respect of them is recoverable from any other Person;

Transaction has the meaning given in clause 1;

Transfer Agent means Continental Stock Transfer & Trust Company, 1 State Street 30th Floor, New York, NY 10004-1561; and

Working Hours means 9.30 a.m. to 5.30 p.m. on a Business Day in the place of receipt of a notice.

2.	Interpretation. In this Agreement, unless the context otherwise requires:

(a)	references to a paragraph, clause or Schedule shall refer to those of this Agreement unless stated otherwise;

(b)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(c)	references to US$ are references to the lawful currency from time to time of the United States of America;

(d)	references to EUR are references to the single currency of the Participating Member States; and

(e)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

3.	Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to: (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described at (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of PubCo or Investor under this Agreement.

4.	Schedules. The Schedules comprise schedules to this Agreement and form part of this Agreement.

5.	Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule 4 (Definitions and Interpretation) and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

Schedule 5
Form of Certificate of Loan Note

Schedule 6
Form of Deed of Release

Part A

Part B

Schedule 7
Form of Account Security Agreement

Schedule 8
Form of FTG Share Security Agreement

SIGNATURE

This Agreement is signed by duly authorized representatives of the Parties:

SIGNED	)	SIGNATURE:	/s/ Huang Zhen
for and on behalf of	)
LANVIN GROUP	)
HOLDINGS LIMITED 复朗集团	)	NAME:	Huang Zhen

SIGNED for and on behalf of MERITZ SECURITIES CO., LTD.	) ) ) )